                                      UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        FORM N-18F-1

                      Notification of Election Pursuant to Rule 18f-1
                          Under the Investment Company Act of 1940

                         OPPENHEIMER QUEST CAPITAL VALUE FUND, INC.
                                     6803 S. Tucson Way
                                 Centennial, CO 80112-3924
              ---------------------------------------------------------------
                               Name and Address of Registrant

                                  NOTIFICATION OF ELECTION

     The undersigned registered, open-end investment company hereby notifies the
Securities  and Exchange  Commission  that it elects to commit  itself to pay in cash all  redemptions by a shareholder of record as provided by Rule 18f-1 under the  Investment  Company Act of 1940.  It is  understood  that this  election is irrevocable  while such Rule is in effect  unless the  Commission  by order upon application permits the withdrawal of this Notification of Election.

                                         SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940,  the  registrant  has caused this  notification  of election to be duly executed  on its behalf in the city of  Centennial  and the State of Colorado on the 4th day of August, 2004.

                        OPPENHEIMER QUEST CAPITAL VALUE FUND, INC.

                        ------------------------------------------
                        Name of Registrant

                        By:  /s/ Robert G. Zack
                             ----------------------------
                               Robert G. Zack, Secretary

ATTEST:  /s/ Lisa I. Bloomberg
         ------------------------------------------
            Lisa I. Bloomberg, Assistant Secretary